Exhibit 99.8

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 31, 2009
Second quarter and first half 2009 results
Board approves interim 2009 dividend of 1.14 €/share
Main results 1-2

•	Second quarter adjusted net income [3]	1.7 billion euros	-54%
		2.3 billion dollars	-60%

		0.77 euros per share	-53%
		1.05 dollars per share	-59%

•	First half adjusted net income	3.8 billion euros	-45%
		5.1 billion dollars	-52%

•	First half net income (Group share)	4.5 billion euros	-46%
Highlights since the beginning of the second quarter 2009

•	Upstream production of 2,182 kboe/d in the second quarter 2009

•	Start-up of Tahiti in the Gulf of Mexico and Tyrihans in Norway

•	Launching construction of the Jubail refinery in Saudi Arabia in partnership with Saudi Aramco

•	Partnership with Cobalt International Energy, L.P. and start of first joint-exploration well in deep-offshore Gulf of Mexico

•	Launching engineering studies (FEED) for Ichthys LNG project in Australia

•	Signed 20-year extension of Gasco joint-venture in United Arab Emirates

•	Agreement for a 49% interest in Terneftegas for development of Termokarstovoye field in Russia

•	Acquired new exploration acreage in offshore Egypt, Norway and Cameroon

•	Successful appraisal well near Moho Bilondo in Congo and discovery on Niscota block in Colombia

•	Entered partnership with GDF SUEZ to participate in the EPR nuclear project in Penly, France and acquired interest in Gevo, an innovative US company developing bio-hydrocarbons

[1]	percent changes are relative to the same period 2008.

[2]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.3632 $/€ in the 2nd quarter 2009, 1.5622 $/€ in the 2nd quarter 2008, 1.3029 $/€ in the 1st quarter 2009, 1.3328 $/€ in the 1st half 2009 and 1.5304 $/€ in the 1st half 2008.

[3]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of adjustments and, from 2009, selected items related to Sanofi-Aventis. Total’s net income (Group share) for the 2nd quarter 2009 was 2,169 M€.

The Board of Directors of Total, led by Chairman Thierry Desmarest, met on July 30, 2009 to review the Group’s second quarter and first half 2009.
Adjusted net income was 1,721 million euros (M€), a decrease of 54% compared to the second quarter 2008 and 19% compared to first quarter 2009.
The Board of Directors approved the 2009 interim dividend of 1.14 €/share for payment in November4.
Commenting on the results, CEO Christophe de Margerie said :
«In the second quarter, the price of Brent rose by 33% compared to the first quarter, lifted by the anticipation of an economic recovery and by OPEC maintaining its production discipline. However, weak demand caused natural gas prices and refining margins to fall sharply. The environment for chemicals stabilized after recent quarters that were affected by low demand. The dollar averaged 1.36 $/€ in the quarter.
Total’s adjusted net income of 2.35 billion dollars and gearing close to 25% confirms that we are able to resist in a weaker environment. Since the start of the year, Total has issued close to 5 billion euros of debt with competitive terms to maintain its financial flexibility.
While maintaining a sustained level of investment to prepare for the future, Total is fully engaged in ongoing cost reduction and optimization programs needed to lower the breakeven points and launch new development projects. For example, after succeeding in significantly reducing costs, the Group made its final investment decision on the Jubail refinery project with Saudi Aramco and awarded construction contracts.
Since the beginning of the year, the Akpo, Tahiti and Tyrihans fields have started up as planned. Despite these successes, the Group’s hydrocarbon production declined relative to the first quarter of this year because of high maintenance, impact of higher prices on entitlement production and weak gas demand with only a partial offset from the contribution from new fields.
Over the remaining months of the year, we expect to benefit from the ramp-up of these new fields and the start-up of Yemen LNG, Qatargas II train B and Tombua Landana in Angola. Exploration success during the quarter, acquisition of new permits and the partnerships with Cobalt in the Gulf of Mexico and Novatek in Russia all combine to strengthen the potential of the Group.
The recent industrial accidents regrettably confirm that the Group must maintain its efforts for vigilance and improvement of safety at the highest levels. In the framework of its policy for investment, training and management, Total will continue to give priority to the safety of its personnel and the protection of the environment.
Confident in its outlook and financial strength, Total will pay an interim dividend to its shareholders in November4 of 1.14 € per share, the same amount as the interim and final 2008 dividends. »
♦ ♦ ♦

[4]	the ex-dividend date for the 2009 interim dividend is November 13 and the payment date is November 18, 2009; for the ADR (NYSE :TOT) the ex-dividend date is November 9.

•     Key figures5

			2Q09 vs	in millions of euros			1H09 vs
2Q09	1Q09	2Q08	2Q08	except earnings per share and number of shares	1H09	1H08	1H08

31,430	30,041	48,200	-35%	Sales	61,471	92,413	-33%
3,044	3,615	7,786	-61%	Adjusted operating income from business segments	6,659	14,905	-55%
1,678	2,050	3,756	-55%	Adjusted net operating income from business segments	3,728	6,956	-46%
1,451	1,482	3,099	-53%	• Upstream	2,933	5,830	-50%
156	600	587	-73%	• Downstream	756	898	-16%
71	-32	70	+1%	• Chemicals	39	228	-83%
1,721	2,113	3,723	-54%	Adjusted net income	3,834	6,977	-45%
0.77	0.95	1.65	-53%	Adjusted fully-diluted earnings per share (euros)	1.72	3.10	-45%
2,235.6	2,235.4	2,252.9	-1%	Fully-diluted weighted-average shares (millions)	2,235.5	2,253.4	-1%
2,169	2,290	4,732	-54%	Net income (Group share)	4,459	8,334	-46%
3,634	2,935	2,868	+27%	Investments[6]	6,569	5,511	+19%
3,575	2,840	2,138	+67%	Investments[6] including net investments in equity affiliates and non-consolidated companies	6,415	4,684	+37%
858	472	726	+18%	Divestments	1,330	924	+44%
1,939	3,994	1,922	+1%	Cash flow from operations	5,933	7,238	-18%
3,237	3,372	4,798	-33%	Adjusted cash flow from operations	6,609	9,129	-28%

			2Q09 vs	in millions of dollars[7]			1H09 vs
2Q09	1Q09	2Q08	2Q08	except earnings per share and number of shares	1H09	1H08	1H08

42,845	39,140	75,298	-43%	Sales	81,929	141,429	-42%
4,150	4,710	12,163	-66%	Adjusted operating income from business segments	8,875	22,811	-61%
2,287	2,671	5,868	-61%	Adjusted net operating income from business segments	4,969	10,645	-53%
1,978	1,931	4,841	-59%	• Upstream	3,909	8,922	-56%
213	782	917	-77%	• Downstream	1,008	1,374	-27%
97	-42	109	-11%	• Chemicals	52	349	-85%
2,346	2,753	5,816	-60%	Adjusted net income	5,110	10,678	-52%
1.05	1.23	2.58	-59%	Adjusted fully-diluted earnings per share (dollars)	2.29	4.74	-52%
2,235.6	2,235.4	2,252.9	-1%	Fully-diluted weighted-average shares (millions)	2,235.5	2,253.4	-1%
2,957	2,984	7,392	-60%	Net income (Group share)	5,943	12,754	-53%
4,954	3,824	4,480	+11%	Investments[6]	8,755	8,434	+4%
4,873	3,700	3,340	+46%	Investments[6] including net investments in equity affiliates and non-consolidated companies	8,550	7,168	+19%
1,170	615	1,134	+3%	Divestments	1,773	1,414	+25%
2,643	5,204	3,003	-12%	Cash flow from operations	7,908	11,077	-29%
4,413	4,393	7,495	-41%	Adjusted cash flow from operations	8,808	13,971	-37%

[5]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items affecting operating income and excluding Total’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17.

[6]	including acquisitions.

[7]	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

•    Second quarter 2009 results
     > Operating income
In the second quarter 2009, the Brent price averaged 59.1 $/b, a decrease of 51% compared to the second quarter 2008 and an increase of 33% compared to the first quarter 2009. The TRCV European refining margin indicator fell to 12.4 $/t on average in the second quarter 2009, a decrease of 69% compared to the second quarter 2008 and 64% compared to the first quarter 2009.
The euro-dollar exchange rate averaged 1.36 $/€ in the second quarter 2009 compared to 1.56 $/€ in the second quarter 2008 and 1.30 $/€ in the first quarter 2009.
In this environment, the adjusted operating income from the business segments was 3,044 M€, a decrease of 61% compared to the second quarter 20088. Expressed in dollars, the decrease was 66%.
The effective tax rate9 for the business segments was 56% in the second quarter 2009 compared to 58% in the second quarter 2008.
Adjusted net operating income from the business segments was 1,678 M€ compared to 3,756 M€ in the second quarter 2008, a decrease of 55%. The smaller decrease, relative to the one in adjusted operating income, is essentially due to a more limited decrease in the contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments was 2.3 billion dollars (B$), a decrease of 61% compared to the second quarter 2008.
     > Net income
Adjusted net income was 1,721 M€ compared to 3,723 M€ in the second quarter 2008, a decrease of 54%. Expressed in dollars, adjusted net income decreased by 60%. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 788 M€ in the second quarter 2009 and 1,154 M€ in the second quarter 2008.

•	Special items had a negative impact on net income of 221 M€ in the second quarter 2009 and were comprised mainly of provisions in the Downstream and Chemicals segments, including the modernization plans for refining and petrochemicals in France announced in March 2009. In the second quarter 2008, special items had a negative impact on net income of 67 M€[10].

•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 119 M€ in the second quarter 2009. The adjustments related to Sanofi-Aventis were 78 M€ in the second quarter 2008.
Reported net income (Group share) was 2,169 M€ compared to 4,732 M€ in the second quarter 2008.
The effective tax rate for the Group was 56% in the second quarter 2009.
The Group did not buy back shares in the second quarter 2009.
Adjusted fully-diluted earnings per share, based on 2,235.6 million fully-diluted weighted-average shares, was 0.77 euros compared to 1.65 euros in the second quarter 2008, a decrease of 53%.
Expressed in dollars, adjusted fully-diluted earnings per share fell by 59% to $1.05.

[8]	special items affecting operating income from the business segments had a negative impact of -188 M€ in the 2nd quarter 2009 and no impact in the 2nd quarter 2008.

[9]	defined as: (tax on adjusted net operating income) / (adjusted net operating income - income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

[10]	detail shown on page 17.

     > Investments — divestments11
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 3.1 B€ (4.2 B$) in the second quarter 2009 compared to 2.1 B€ (3.3 B$) in the second quarter 2008.
Acquisitions were 480 M€ in the second quarter 2009.
Asset sales in the second quarter 2009 were 781 M€, consisting essentially of Sanofi-Aventis shares.
Net investments12 were 2.8 B€ (3.8 B$) in the second quarter 2009 compared to 2.1 B€ (3.3 B$) in the second quarter 2008.
     > Cash flow
Cash flow from operating activities was 1,939 M€ in the second quarter 2009, stable compared to the second quarter 2008, mainly due to the offsetting effects of the decrease in net income, which was linked essentially to the drop in hydrocarbon prices between the two periods, and the change in working capital.
Adjusted cash flow13 was 3,237 M€, a decrease of 33% compared to second quarter 2008. Expressed in dollars, adjusted cash flow was 4.4 B$, a decrease of 41%.
Net cash flow14 for the Group was a negative of 837 M€ compared to a negative 220 M€ in the second quarter 2008. Expressed in dollars, net cash flow for the Group was a negative 1.1 B$ in the second quarter 2009.

[11]	detail shown on page 18.

[12]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + repayments by employees for loans related to stock purchase plans.

[13]	cash flow from operations at replacement cost before changes in working capital.

[14]	net cash flow = cash flow from operations + divestments - gross investments.

•    First half 2009 results
     > Operating income
Compared to the first half 2008, the first half 2009 oil environment was marked by a 53% fall in the price of Brent to 51.7 $/b. The TRCV European refining margin indicator decreased by 27% to 23.5 $/t. The environment for Total’s petrochemicals was unfavorable, mainly as a result of weak demand in the Atlantic basin.
The euro-dollar exchange rate was 1.33 $/€ compared to 1.53 $/€ in the first half 2008.
In this context, the adjusted operating income from the business segments was 6,659 M€, a decrease of 55% compared to the first half 200815.
The effective tax rate for the business segments was 54% in the first half 2009 compared to 59% in the first half 2008, reflecting mainly the lower tax rate in the Upstream.
Adjusted net operating income from the business segments was 3,728 M€ compared to 6,956 M€ in the first half 2008, a decrease of 46%. The smaller decrease, relative to the one in adjusted operating income, is essentially due to the lower effective tax rate between the two periods and a more limited decrease in the contribution from equity affiliates.
Expressed in dollars, adjusted net operating income from the business segments fell by 53%.
     > Net income
Adjusted net income decreased by 45% to 3,834 M€ in the first half 2009 from 6,977 M€ in the first half 2008. It excludes the after-tax inventory effect, special items, and the Group’s equity share of adjustments and selected items related to Sanofi-Aventis.
•	The after-tax inventory effect had a positive impact on net income of 1,115 M€ in the first half 2009 compared to 1,428 M€ in the first half 2008.

•	Special items had a negative impact on net income of 308 M€ in the first half 2009 compared to a positive impact of 78 M€ in the first half 2008[16].

•	The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of 182 M€ in the first half 2009. The adjustments related to Sanofi-Aventis were 149 M€ in the first half 2008.
Reported net income (Group share) was 4,459 M€ compared to 8,334 M€ in the first half 2008.
The Group did not buy back shares in the first half 2009. On June 30, 2009, there were 2,235.5 million fully-diluted shares compared to 2,252.5 million on June 30, 2008.
Adjusted fully-diluted earnings per share, based on 2,235.5 million weighted-average shares was 1.72 euros compared to 3.10 euros in the first half 2008, a decrease of 45%.
Expressed in dollars, adjusted fully-diluted earnings per share was 2.29 compared to 4.74 in the first half 2008, a decrease of 52%.

[15]	special items affecting operating income from the business segments had a negative impact of 291 M€ in the 1st half 2009 and no impact in the 1st half 2008

[16]	detail shown on page 17.

     > Investments — divestments17
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were 5.8 B€ (7.8 B$) in the first half 2009 compared to 4.6 B€ (7.0 B$) in the first half 2008.
Acquisitions were 573 M€ in the first half 2009.
Asset sales in the first half 2009 were 1,140 M€, consisting essentially of Sanofi-Aventis shares.
Net investments18 were 7.0 B$ in the first half 2009, equal to the first half 2008.
     > Cash flow
Cash flow from operating activities was 5,933 M€, a decrease of 18% compared to the first half 2008.
Adjusted cash flow19 was 6,609 M€, a decrease of 28%. Expressed in dollars, adjusted cash flow was 8.8 B$, a decrease of 37%.
Net cash flow20 for the Group was 694 M€ compared to 2,651 M€ in the first half 2008. Expressed in dollars, net cash flow for the Group was 0.9 B$ in the first half 2009.
The net-debt-to-equity ratio was 24.7% on June 30, 2009 compared to 19.1% on March 31, 2009 and 25.1% on June 30, 200821, in line with the objectives of the Group.

[17]	detail shown on page 18.

[18]	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + repayments by employees for loans related to stock purchase plans.

[19]	cash flow from operations at replacement cost before changes in working capital.

[20]	net cash flow = cash flow from operations + divestments - gross investments.

[21]	detail shown on page 19.

•    Analysis of business segment results
UPSTREAM
     > Environment — liquids and gas price realizations*

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08		1H09	1H08	1H08

59.1	44.5	121.2	-51%	Brent ($/b)	51.7	109.0	-53%
54.8	41.5	114.9	-52%	Average liquids price ($/b)	48.2	102.8	-53%
4.71	5.98	7.29	-35%	Average gas price ($/Mbtu)	5.36	6.97	-23%
44.2	38.8	87.3	-49%	Average hydrocarbons price ($/boe)	41.5	78.8	-47%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Total’s average realized liquids price decreased by 52% and 53%, respectively, in the second quarter and the first half 2009 compared to the same periods in 2008, in line with the changes in the price of Brent.
The average realized price for Total’s natural gas decreased by 35% in the second quarter 2009 compared to the second quarter 2008 and by 23% in the first half 2009 compared to the first half 2008.
     > Production

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	Hydrocarbon production	1H09	1H08	1H08

2,182	2,322	2,353	-7%	Combined production (kboe/d)	2,252	2,389	-6%
1,328	1,413	1,471	-10%	• Liquids (kb/d)	1,370	1,491	-8%
4,686	4,957	4,772	-2%	• Gas (Mcf/d)	4,821	4,880	-1%
Hydrocarbon production was 2,182 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2009, a decrease of 7.3% compared to the second quarter 2008, mainly as a result of:
•	-4% for OPEC reductions and lower gas demand linked to the economic recession,

•	-3% for changes in the portfolio, mainly Venezuela and Libya,

•	-1.5% for disruptions in Nigeria related to security issues,

•	+3% for the price effect[22].

•	-2% for the natural decline and the high level of maintenance, including notably a shutdown of Alwyn, that were partially offset by the ramp-ups and start-ups of new fields.
In the first half 2009, hydrocarbon production was 2,252 kboe/d, a decrease of 5.7% compared to the first half 2008, mainly as a result of :
•	-4% for OPEC reductions and lower gas demand,

•	-2.5% for changes in the portfolio, mainly Venezuela and Libya,

•	+2.5% for the price effect[18],

•	-1.5% for disruptions in Nigeria related to security issues.
The contribution from ramp-ups and start-ups of new fields was offset by the natural decline on existing fields.

[22]	impact of changing hydrocarbon prices on entitlement volumes.

     > Results

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	in millions of euros	1H09	1H08	1H08

2,843	2,892	6,964	-59%	Adjusted operating income*	5,735	13,387	-57%
1,451	1,482	3,099	-53%	Adjusted net operating income*	2,933	5,830	-50%
176	227	317	-44%	• includes income from equity affiliates	403	599	-33%
2,664	2,250	2,076	+28%	Investments	4,914	4,254	+16%
105	129	565	-81%	Divestments	234	672	-65%
1,943	2,578	3,643	-47%	Cash flow from operating activities	4,521	7,894	-43%
2,550	2,679	3,904	-35%	Adjusted cash flow	5,229	7,749	-33%

*	detail of adjustment items shown in business segment information.
Adjusted net operating income for the Upstream segment was 1,451 M€ in the second quarter 2009 compared to 3,099 M€ in the second quarter 2008, a decrease of 53%.
Expressed in dollars, adjusted net operating income for the Upstream segment decreased by 59%, reflecting essentially the impact of lower hydrocarbon prices compared to the second quarter 2008 when Brent peaked at an average of 121 $/b.
Adjusted net operating income expressed in dollars (1,978 M$) was slightly higher compared to the first quarter 2009, mainly because the higher liquids price offset the lower gas price and lower production volumes.
Compared to the second quarter 2008, the decrease in income from equity affiliates was driven in particular by lower results from Nigeria LNG.
The effective tax rate for the Upstream segment was 58%, unchanged from the first quarter 2009. The effective tax rate for the Upstream segment was 61% in the second quarter 2008.
Adjusted net operating income for the Upstream segment in the first half 2009 was 2,933 M€ compared to 5,830 M€ in the first half 2008, a decrease of 50%.
Expressed in dollars, adjusted net operating income for the Upstream segment fell to 3.9 B$, a decrease of 56%, essentially due to lower hydrocarbon prices.
The return on average capital employed (ROACE23) for the Upstream segment for the twelve months ended June 30, 2009 was 25% compared to 31% for the twelve months ended March 31, 2009 and 36% for the full year 2008.

[23]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

DOWNSTREAM
     > Refinery throughput and utilization rates*

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08		1H09	1H08	1H08

2,175	2,236	2,297	-5%	Total refinery throughput (kb/d)	2,205	2,341	-6%
925	895	932	-1%	• France	910	931	-2%
1,024	1,086	1,055	-3%	• Rest of Europe	1,055	1,111	-5%
226	255	310	-27%	• Rest of world	240	299	-20%
				Utilization rates
79%	81%	85%		• Based on crude only	80%	86%
84%	86%	88%		• Based on crude and other feedstock	85%	90%

*	includes share of CEPSA.
In the second quarter 2009, refinery throughput decreased by 5% compared to the second quarter 2008 and by 3% compared to the first quarter 2009.
The second quarter 2009 was affected by the completion of scheduled refinery turnarounds at Donges and Antwerp as well as scheduled turnarounds initiated at Lindsey and Vlissingen. Also, due to the economic conditions, certain refineries elected to reduce throughput during the quarter.
In the second quarter 2008, there was a scheduled turnaround at Leuna and partial turnarounds at Normandy and Grandpuits. In the first quarter 2009, there were scheduled turnarounds at Donges and Lindsey in addition to a voluntary throughput reduction at the Port Arthur refinery in March.
Increased turnarounds and voluntary throughput reductions in the second quarter 2009 reduced the utilization rate based on crude and other feedstocks to 84% from 88% in the second quarter 2008 and 86% in the first quarter 2009.
     > Results

			2Q09 vs	in millions of euros			1H09 vs
2Q09	1Q09	2Q08	2Q08	except TRCV refining margins	1H09	1H08	1H08

12.4	34.7	40.2	-69%	European refining margin indicator — TRCV ($/t)	23.5	32.4	-27%
141	791	744	-81%	Adjusted operating income*	932	1,242	-25%
156	600	587	-73%	Adjusted net operating income*	756	898	-16%
28	33	15	+87%	• includes income from equity affiliates	61	17	x4
825	495	514	+61%	Investments	1,320	808	+63%
26	36	128	-80%	Divestments	62	152	-59%
(28)	1,648	(1,391)	na	Cash flow from operating activities	1,620	(223)	na
239	934	623	-62%	Adjusted cash flow	1,173	1,143	+3%

*	detail of adjustment items shown in business segment information.

The TRCV European refining margin indicator averaged 12.4 $/t in the second quarter 2009, a decrease of 69% compared to the second quarter 2008 and a decrease of 64% compared to the first quarter 2009. Gasoline margins declined by less than diesel margins, but refining margins as a group suffered over the quarter.
Adjusted net operating income for the Downstream segment was 156 M€ in the second quarter 2009, a decrease of 73% compared to the second quarter 2008 and 74% compared to the first quarter 2009.
Expressed in dollars, adjusted net operating income for the Downstream segment was 213 M$, a decrease of 77% compared to the second quarter 2008 and 73% compared to the first quarter 2009, mainly due to the sharp decline of refining margins and to conditions for supply optimization that were particularly favorable in the first quarter 2009.
Adjusted net operating income for the Downstream segment in the first half 2009 was 756 M€, a decrease of 16% compared to the first half 2008.
Expressed in dollars, adjusted net operating income for the Downstream segment was 1 B$ in the first half 2009, a decrease of 27% compared to the first half 2008, reflecting essentially the less favorable refining environment.
The ROACE24 for the Downstream segment for the twelve months ended June 30, 2009 was 18% compared to 23% for the twelve months ended March 31, 2009 and 20% for the full year 2008.

[24]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

CHEMICALS

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	in millions of euros	1H09	1H08	1H08

3,684	3,218	5,478	-33%	Sales	6,902	10,707	-36%
2,164	1,776	3,632	-40%	• Base chemicals	3,940	7,052	-44%
1,520	1,442	1,846	-18%	• Specialties	2,962	3,655	-19%
60	(68)	78	-23%	Adjusted operating income*	(8)	276	na
71	(32)	70	+1%	Adjusted net operating income*	39	228	-83%
19	(40)	(23)	na	• Base chemicals	(20)	38	na
58	16	97	-40%	• Specialties	74	195	-62%
115	179	221	-48%	Investments	294	385	-24%
8	6	12	-33%	Divestments	14	19	-26%
280	178	169	+66%	Cash flow from operating activities	458	(33)	na
114	(134)	152	-25%	Adjusted cash flow	(20)	418	na

*	detail of adjustment items shown in business segment information.
In the second quarter 2009, petrochemical margins remained under pressure from weak demand in the Atlantic basin and, in the second half of the quarter, suffered from rising naphtha prices. The utilization rate for petrochemical units, however, increased from the low levels of the previous quarter.
In the second quarter 2009, sales for the Chemicals segment were 3.7 B€.
Adjusted net operating income for the Chemicals segment was 71 M€, stable compared to the second quarter 2008 and an increase of more than 100 M€ compared to the first quarter 2009.
Compared to the first quarter 2009, the improvement in the Chemicals results were mainly due to relatively good petrochemical export sales to Asia and better resistance by the Specialties that reflected, in particular, their cost reduction efforts and a slight improvement in Asian demand.
In the first half 2009, adjusted net operating income for the Chemicals segment was 39 M€ compared to 228 M€ in the first half 2008, a decrease of 83% that resulted from the economic recession, particularly as it affected Europe and North America.
The ROACE25 for the Chemicals segment for the twelve months ended June 30, 2009 was 7% compared to 7% for the twelve months ended March 31, 2009 and 9% for the full year 2008.

[25]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

•    Cancellation of shares
At the July 30, 2009 meeting, the Board of Directors approved the cancellation of 24,800,000 shares bought in 2008, adjusting the share capital to 5,867,520,185 € based on 2,347,008,074 shares with a par value of 2.5 € per share.
•    TOTAL S.A. — parent company accounts
Net income for TOTAL S.A., the parent company, was 3,240 M€ in the first half of 2009 compared to 3,083 M€ in the first half of 2008.
•    Summary and outlook
The ROACE for the twelve months ended June 30, 2009 was 19% for the Group and 21% for the business segments compared respectively to 24% and 26% for the twelve months ended March 31, 2009 and 26% and 28% for the full year 2008.
Return on equity for the twelve months ended June 30, 2009 was 23%.
Total will pay the 2009 interim dividend of 1.14 € per share on November 18, 200926.
The Group maintains its net-debt-to-equity ratio objective of 25-30% for year-end 2009.
Since the start of the third quarter 2009, oil prices have remained above the average of the first six months. European refining margins are currently at very weak levels. Chemicals are continuing to suffer the effects of reduced demand in the Atlantic basin, but there are positive signs for demand in Asia.
The coming months should be marked by production ramp-ups at the Akpo field in Nigeria, Tahiti in the Gulf of Mexico, Tyrihans in Norway as well as the start-up of Yemen LNG in the third quarter then Qatargas II train B and Tombua Landana in Angola by the end of the year.
♦ ♦ ♦
To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)203 147 4744 in Europe or +1 866 907 5924 in the U.S. (access code: Total). For a replay, please consult the website or call +44 (0)207 107 0686 in Europe or 1 866 794 2598 in the US (code: 253 101).

[26]	the ex-dividend date for the 2009 interim dividend is November 13 and the payment date is November 18, 2009; for the ADR (NYSE :TOT) the ex-dividend date is November 9.

This document does not constitute the Financial Report for the first half 2009 which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.
The June 30, 2009 notes to the condensed consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
Business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. The adjusted results of the Downstream and Chemical segments are also presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ results with those of its competitors, mainly North American. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average price of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and replacement cost. In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the adjustments and, from 2009, selected items related to Sanofi-Aventis. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Operating information by segment
Second quarter and first half 2009
•     UPSTREAM

				2Q09 vs	Combined liquids and gas				1H09 vs
2Q09	1Q09	2Q08		2Q08	production by region (kboe/d)	1H09	1H08		1H08

574	686	601		-4%	Europe	629	614		+2%
713	741	789	*	-10%	Africa	728	819	*	-11%
13	11	14		-7%	North America	12	15		-20%
248	255	246		+1%	Far East	251	249		+1%
420	419	433		-3%	Middle East	419	435		-4%
193	184	244	*	-21%	South America	189	230	*	-18%
21	26	26	*	-19%	Rest of world	24	27	*	-11%

2,182	2,322	2,353		-7%	Total production	2,252	2,389		-6%

342	350	418		-18%	Includes equity and non-consolidated affiliates	346	407		-15%

*	restated to reclassify Total’s 48.83% share of CEPSA’s production in Colombia

				2Q09 vs					1H09 vs
2Q09	1Q09	2Q08		2Q08	Liquids production by region (kb/d)	1H09	1H08		1H08

275	320	299		-8%	Europe	297	299		-1%
600	633	657	*	-9%	Africa	618	687	*	-10%
11	10	11		—	North America	10	11		-9%
33	36	27		+22%	Far East	34	27		+26%
310	315	331		-6%	Middle East	312	333		-6%
87	85	134	*	-35%	South America	86	122	*	-30%
12	14	12	*	—	Rest of world	13	12	*	+8%

1,328	1,413	1,471		-10%	Total production	1,370	1,491		-8%

289	294	366		-21%	Includes equity and non-consolidated affiliates	291	353		-18%

*	restated to reclassify Total’s 48.83% share of CEPSA’s production in Colombia

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	Gas production by region (Mcf/d)	1H09	1H08	1H08

1,639	1,985	1,639	—	Europe	1,811	1,707	+6%
580	551	667	-13%	Africa	566	678	-17%
9	8	19	-53%	North America	9	21	-57%
1,215	1,223	1,210	—	Far East	1,219	1,228	-1%
609	574	548	+11%	Middle East	591	564	+5%
585	549	610	-4%	South America	567	600	-5%
49	67	79	-38%	Rest of world	58	82	-29%

4,686	4,957	4,772	-2%	Total production	4,821	4,880	-1%

285	302	281	+1%	Includes equity and non-consolidated affiliates	293	294	—

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	Liquefied natural gas	1H09	1H08	1H08

2.12	2.10	2.16	-2%	LNG sales* (Mt)	4.22	4.48	-6%

*       sales, Group share, excluding trading; 1 Mt/y = approx. 133 Mcf/d; data from 2008 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2008 SEC coefficient

• DOWNSTREAM

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	Refined products sales by region (kb/d)*	1H09	1H08	1H08

1,979	2,176	1,999	-1%	Europe	2,076	2,071	—
272	277	280	-3%	Africa	275	280	-2%
161	189	220	-27%	Americas	175	188	-7%
148	128	143	+3%	Rest of world	138	144	-4%

2,560	2,770	2,642	-3%	Total consolidated sales	2,664	2,683	-1%

1,092	1,000	956	+14%	Trading	1,046	950	+10%

3,652	3,770	3,598	+2%	Total refined product sales	3,710	3,633	+2%

*	includes share of CEPSA

Adjustment items
•     Adjustments to operating income from business segments

2Q09	1Q09	2Q08	in millions of euros	1H09	1H08

(188)	(103)	—	Special items affecting operating income from the business segments	(291)	—
—	—	—	• Restructuring charges	—	—
(105)	—	—	• Impairments	(105)	—
(83)	(103)	—	• Other	(186)	—

1,065	477	1,687	Pre-tax inventory effect: FIFO vs. replacement cost	1,542	2,062

877	374	1,687	Total adjustments affecting operating income from the business segments	1,251	2,062

• Adjustments to net income (Group share)

2Q09	1Q09	2Q08	in millions of euros	1H09	1H08

(221)	(87)	(67)	Special items affecting net income (Group share)	(308)	78
28	13	2	• Gain on asset sales	41	147
(99)	(6)	(44)	• Restructuring charges	(105)	(44)
(71)	—	—	• Impairments	(71)	—
(79)	(94)	(25)	• Other	(173)	(25)

(119)	(63)	(78)	Equity shares of adjustments and, from 2009, selected items related to Sanofi-Aventis*	(182)	(149)

788	327	1,154	After-tax inventory effect : FIFO vs. replacement cost	1,115	1,428

448	177	1,009	Total adjustments to net income	625	1,357

* based on Total’s share in Sanofi-Aventis of 9.7% at 6/30/2009, 10.9% at 3/31/2009 and 13% at 6/30/2008

Effective tax rates

2Q09	1Q09	2Q08	Effective tax rate*	1H09	1H08

58.3%	58.1%	61.2%	Upstream	58.2%	61.8%
55.9%	52.2%	57.8%	Group	53.9%	58.6%

*	tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments — Divestments

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	in millions of euros	1H09	1H08	1H08

3,095	2,747	2,091	+48%	Investments* excluding acquisitions	5,842	4,589	+27%
154	228	205	-25%	• Capitalized exploration	382	377	+1%
23	225	(522)	na	• Net investments in equity affiliates and non-consolidated companies	248	(410)	na
480	93	47	x10	Acquisitions	573	95	x6
3,575	2,840	2,138	+67%	Investments* including acquisitions	6,415	4,684	+37%

781	359	120	x7	Asset sales	1,140	195	x6

2,776	2,463	2,142	+30%	Net investments **	5,239	4,587	+14%

			2Q09 vs				1H09 vs
2Q09	1Q09	2Q08	2Q08	in millions of dollars***	1H09	1H08	1H08

4,219	3,579	3,267	+29%	Investments* excluding acquisitions	7,786	7,023	+11%
210	297	320	-34%	• Capitalized exploration	509	577	-12%
31	293	(815)	na	• Net investments in equity affiliates and non-consolidated companies	331	(627)	na
654	121	73	x9	Acquisitions	764	145	x5
4,873	3,700	3,340	+46%	Investments* including acquisitions	8,550	7,168	+19%

1,065	468	187	x6	Asset sales	1,519	298	x5

3,784	3,209	3,346	+13%	Net investments **	6,983	7,020	-1%

*	includes net investments in equity affiliates and non-consolidated companies.

**	net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies - asset sales + net financing for employees related to stock purchase plans.

***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period

Net-debt-to-equity ratio

in millions of euros	6/30/2009	3/31/2009	6/30/2008

Current borrowings	7,916	4,771	4,795
Net current financial assets	(123)	(80)	(49)
Non-current financial debt	19,640	19,078	14,777
Hedging instruments of non-current debt	(875)	(934)	(540)
Cash and cash equivalents	(14,299)	(13,319)	(7,245)

Net debt	12,259	9,516	11,738

Shareholders equity	51,299	52,597	48,273
Estimated dividend payable*	(2,541)	(3,812)	(2,315)
Minority interests	963	1,004	855

Equity	49,721	49,789	46,813

Net-debt-to-equity ratio	24.7%	19.1%	25.1%

*	June 30, 2009 based on the hypothesis of an annual dividend of 2.28 €/share
2009 Sensitivities*

Impact on adjusted
			Impact on adjusted	net operating
	Scenario	Change	operating income(e)	income(e)

Dollar	1.30 $/€	+0.1 $ per €	-1.3 B€	-0.7 B€
Brent	60 $/b	+1 $/b	+0.32 B€/ 0.42 B$	+0.15 B€/ 0.20 B$
European refining margins TRCV	30 $/t	+1 $/t	+0.08 B€/ 0.11 B$	+0.06 B€/ 0.07 B$

*	sensitivities revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 75% and 65% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed
•     For the twelve months ended June 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	7,827	2,427	479	10,733	11,388
Capital employed at 6/30/2008*	26,676	13,491	7,394	47,561	56,107
Capital employed at 6/30/2009*	35,385	13,939	6,915	56,239	62,294

ROACE	25.2%	17.7%	6.7%	20.7%	19.2%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 126 M€ pre-tax at 6/30/2008
•     For the twelve months ended March 31, 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	9,475	2,858	478	12,811	13,462
Capital employed at 3/31/2008*	25,731	11,415	7,266	44,412	52,015
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297	61,688

ROACE	31.2%	23.3%	6.6%	25.7%	23.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 129 M€ pre-tax at 3/31/2008
•     For the twelve months ended December 31, 2008

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	10,724	2,569	668	13,961	14,664
Capital employed at 12/31/2007*	27,062	12,190	7,033	46,285	54,158
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721	59,764

ROACE	35.9%	19.9%	9.2%	27.9%	25.7%

*	at replacement cost (excluding after-tax inventory effect).

**	capital employed for Chemicals reduced for the Toulouse-AZF provision of 134 M€ pre-tax at 12/31/2007 and 256 M€ pre-tax at 12/31/2008

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M€) (a)	2009	2009	2008

Sales	31,430	30,041	48,200
Excise taxes	(4,856)	(4,573)	(4,900)
Revenues from sales	26,574	25,468	43,300

Purchases, net of inventory variation	(16,300)	(15,228)	(27,958)
Other operating expenses	(4,724)	(4,675)	(4,439)
Exploration costs	(155)	(176)	(203)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,636)	(1,520)	(1,384)
Other income	106	15	15
Other expense	(216)	(87)	(121)

Financial interest on debt	(140)	(171)	(204)
Financial income from marketable securities & cash equivalents	40	55	113
Cost of net debt	(100)	(116)	(91)

Other financial income	240	159	229
Other financial expense	(82)	(81)	(80)

Equity in income (loss) of affiliates	393	467	538

Income taxes	(1,877)	(1,902)	(4,931)

Consolidated net income	2,223	2,324	4,875

Group share*	2,169	2,290	4,732
Minority interests	54	34	143

Earnings per share (€)	0.97	1.03	2.12

Fully-diluted earnings per share (€)**	0.97	1.02	2.10

* Adjusted net income	1,721	2,113	3,723

** Adjusted fully-diluted earnings per share (€)	0.77	0.95	1.65

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st half	1st half
(M€) (a)	2009	2008

Sales	61,471	92,413
Excise taxes	(9,429)	(9,826)
Revenues from sales	52,042	82,587

Purchases, net of inventory variation	(31,528)	(53,577)
Other operating expenses	(9,399)	(9,271)
Exploration costs	(331)	(393)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,156)	(2,678)
Other income	121	168
Other expense	(303)	(169)

Financial interest on debt	(311)	(461)
Financial income from marketable securities & cash equivalents	95	242
Cost of net debt	(216)	(219)

Other financial income	399	345
Other financial expense	(163)	(151)

Equity in income (loss) of affiliates	860	1,084

Income taxes	(3,779)	(9,148)

Consolidated net income	4,547	8,578

Group share*	4,459	8,334
Minority interests	88	244

Earnings per share (€)	2.00	3.72

Fully-diluted earnings per share (€)**	1.99	3.70

* Adjusted net income	3,834	6,977

** Adjusted fully-diluted earnings per share (€)	1.72	3.10

(a)	Except for per share amounts.

CONSOLIDATED BALANCE SHEET
TOTAL

	June 30, 2009	March 31, 2009	December 31,	June 30, 2008
(M€)	(unaudited)	(unaudited)	2008	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	5,955	5,904	5,341	4,381
Property, plant and equipment, net	48,762	48,773	46,142	41,756
Equity affiliates: investments and loans	14,075	15,093	14,668	14,524
Other investments	1,211	1,192	1,165	1,246
Hedging instruments of non-current financial debt	875	934	892	540
Other non-current assets	3,095	3,244	3,044	2,179

Total non-current assets	73,973	75,140	71,252	64,626

Current assets
Inventories, net	11,749	10,097	9,621	17,185
Accounts receivable, net	15,226	14,940	15,287	21,856
Other current assets	9,253	9,047	9,642	9,644
Current financial assets	217	150	187	223
Cash and cash equivalents	14,299	13,319	12,321	7,245

Total current assets	50,744	47,553	47,058	56,153

Total assets	124,717	122,693	118,310	120,779

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,931	5,931	5,930	6,003
Paid-in surplus and retained earnings	55,031	55,198	52,947	55,024
Currency translation adjustment	(4,656)	(3,523)	(4,876)	(6,483)
Treasury shares	(5,007)	(5,009)	(5,009)	(6,271)

Total shareholders’ equity — Group Share	51,299	52,597	48,992	48,273

Minority interests	963	1,004	958	855

Total shareholders’ equity	52,262	53,601	49,950	49,128

Non-current liabilities
Deferred income taxes	8,561	8,478	7,973	7,748
Employee benefits	2,006	2,035	2,011	2,533
Provisions and other non-current liabilities	8,087	8,391	7,858	6,567

Total non-current liabilities	18,654	18,904	17,842	16,848

Non-current financial debt	19,640	19,078	16,191	14,777

Current liabilities
Accounts payable	14,036	13,894	14,815	19,297
Other creditors and accrued liabilities	12,115	12,375	11,632	15,760
Current borrowings	7,916	4,771	7,722	4,795
Other current financial liabilities	94	70	158	174

Total current liabilities	34,161	31,110	34,327	40,026

Total Liabilities and shareholders’ equity	124,717	122,693	118,310	120,779

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M€)	2009	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,223	2,324	4,875
Depreciation, depletion and amortization	1,712	1,661	1,482
Non-current liabilities, valuation allowances and deferred taxes	281	(68)	32
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(31)	(15)	(15)
Undistributed affiliates’ equity earnings	81	(79)	104
(Increase) decrease in working capital	(2,363)	145	(4,563)
Other changes, net	36	26	7

Cash flow from operating activities	1,939	3,994	1,922

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,312)	(2,484)	(2,619)
Acquisitions of subsidiaries, net of cash acquired	(109)	(47)	—
Investments in equity affiliates and other securities	(131)	(84)	(41)
Increase in non-current loans	(82)	(320)	(208)

Total expenditures	(3,634)	(2,935)	(2,868)
Proceeds from disposal of intangible assets and property, plant and equipment	55	60	16
Proceeds from disposal of subsidiaries, net of cash sold	—	—	84
Proceeds from disposal of non-current investments	726	299	20
Repayment of non-current loans	77	113	606

Total divestments	858	472	726

Cash flow used in investing activities	(2,776)	(2,463)	(2,142)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	5	9	233
- Treasury shares	2	—	(284)
- Minority shareholders	—	—	—
Cash dividends paid:
- Parent company shareholders	(2,541)	—	(2,404)
- Minority shareholders	(141)	(4)	(127)
Net issuance (repayment) of non-current debt	2,010	2,844	1,562
Increase (decrease) in current borrowings	2,350	(3,417)	55
Increase (decrease) in current financial assets and liabilities	—	—	(18)
Cash flow (from) / used financing activities	1,685	(568)	(983)

Net increase (decrease) in cash and cash equivalents	848	963	(1,203)
Effect of exchange rates	132	35	107
Cash and cash equivalents at the beginning of the period	13,319	12,321	8,341

Cash and cash equivalents at the end of the period	14,299	13,319	7,245

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	1st half	1st half
(M€)	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,547	8,578
Depreciation, depletion and amortization	3,373	2,887
Non-current liabilities, valuation allowances and deferred taxes	213	43
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(46)	(168)
Undistributed affiliates’ equity earnings	2	(198)
(Increase) decrease in working capital	(2,218)	(3,953)
Other changes, net	62	49

Cash flow from operating activities	5,933	7,238

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,796)	(4,946)
Acquisitions of subsidiaries, net of cash acquired	(156)	—
Investments in equity affiliates and other securities	(215)	(148)
Increase in non-current loans	(402)	(417)

Total expenditures	(6,569)	(5,511)
Proceeds from disposal of intangible assets and property, plant and equipment	115	22
Proceeds from disposal of subsidiaries, net of cash sold	—	84
Proceeds from disposal of non-current investments	1,025	89
Repayment of non-current loans	190	729

Total divestments	1,330	924

Cash flow used in investing activities	(5,239)	(4,587)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	14	242
- Treasury shares	2	(711)
- Minority shareholders	—	(9)
Cash dividends paid:
- Parent company shareholders	(2,541)	(2,404)
- Minority shareholders	(145)	(128)
Net issuance (repayment) of non-current debt	4,854	2,065
Increase (decrease) in current borrowings	(1,067)	(832)
Increase (decrease) in current financial assets and liabilities	—	817
Cash flow (from) / used financing activities	1,117	(960)

Net increase (decrease) in cash and cash equivalents	1,811	1,691
Effect of exchange rates	167	(434)
Cash and cash equivalents at the beginning of the period	12,321	5,988

Cash and cash equivalents at the end of the period	14,299	7,245

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL
(unaudited)

			Paid-in
			surplus
			and	Currency			Shareholders’		Total
	Common shares issued		retained	translation	Treasury shares		equity	Minority	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity

As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income for the first half	—	—	8,334	—	—	—	8,334	244	8,578
Other comprehensive Income	—	—	(43)	(2,087)	—	—	(2,130)	(103)	(2,233)
Comprehensive Income	—	—	8,291	(2,087)	—	—	6,204	141	6,345
Dividend	—	—	(2,404)	—	—	—	(2,404)	(128)	(2,532)
Issuance of common shares	5,678,338	14	228	—	—	—	242	—	242
Purchase of treasury shares	—	—	—	—	(16,000,000)	(818)	(818)	—	(818)
Sale of treasury shares (1)	—	—	28	—	2,679,805	79	107	—	107
Share-based payments	—	—	84	—	—	—	84	—	84
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	—	—	—	—	—	—	—	—	-
Transactions with shareholders	5,678,338	14	(2,064)	—	(13,320,195)	(739)	(2,789)	(128)	(2,917)

As of June 30, 2008	2,401,210,435	6,003	55,024	(6,483)	(164,741,427)	(6,271)	48,273	855	49,128

Net income for the second half	—	—	2,256	—	—	—	2,256	119	2,375
Other comprehensive Income	—	—	(215)	1,607	—	—	1,392	69	1,461
Comprehensive Income	—	—	2,041	1,607	—	—	3,648	188	3,836
Dividend	—	—	(2,541)	—	—	—	(2,541)	(85)	(2,626)
Issuance of common shares	597,639	2	18	—	—	—	20	—	20
Purchase of treasury shares	—	—	—	—	(11,600,000)	(521)	(521)	—	(521)
Sale of treasury shares (1)	—	—	(99)	—	3,259,332	142	43	—	43
Share-based payments	—	—	70	—	—	—	70	—	70
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(29,402,361)	(73)	(4,118)	—	21,659,332	1,262	(2,929)	(85)	(3,014)

As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income for the first half	—	—	4,459	—	—	—	4,459	88	4,547
Other comprehensive Income	—	—	96	220	—	—	316	86	402
Comprehensive Income	—	—	4,555	220	—	—	4,775	174	4,949
Dividend	—	—	(2,541)	—	—	—	(2,541)	(145)	(2,686)
Issuance of common shares	565,886	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	51,995	2	2	—	2
Share-based payments	—	—	80	—	—	—	80	—	80
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	565,886	1	(2,471)	—	51,995	2	(2,468)	(169)	(2,637)

As of June 30, 2009	2,372,373,960	5,931	55,031	(4,656)	(143,030,100)	(5,007)	51,299	963	52,262

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (a)
TOTAL
(unaudited)

	1st half	1st half
(M€)	2009	2008

Net income	4,547	8,578

Other comprehensive income
Currency translation adjustment	246	(1,927)
Available for sale financial assets	39	(43)
Cash flow hedge	58	—
Share of other comprehensive income of associates, net amount	93	(270)
Other	(11)	(1)

Tax effect	(23)	8

Total other comprehensive income (net amount)	402	(2,233)

Comprehensive income	4,949	6,345

— Group share	4,775	6,204
— Minority interests	174	141

(a)	In accordance with revised IAS 1, applicable from January 1, 2009.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(36,253)	(6,635)	(353)	9,350	(41,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(683)	(335)	(17)	—	(3,156)

Operating income	5,735	1,967	208	(282)	—	7,628
Equity in income (loss) of affiliates and other items	572	127	(121)	336	—	914
Tax on net operating income	(3,413)	(581)	1	143	—	(3,850)

Net operating income	2,894	1,513	88	197	—	4,692
Net cost of net debt						(145)
Minority interests						(88)

Net income						4,459

1st half 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,097	259	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	1,035	216	—		1,251
Equity in income (loss) of affiliates and other items (c)	(39)	63	(138)	(141)		(255)
Tax on net operating income	—	(341)	(29)	—		(370)

Net operating income (b)	(39)	757	49	(141)		626
Net cost of net debt						—
Minority interests						(1)

Net income						625
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,278	264	—
On net operating income	—	945	171	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(182)

1st half 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(37,350)	(6,894)	(353)	9,350	(42,614)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(621)	(292)	(17)	—	(3,051)

Adjusted operating income	5,735	932	(8)	(282)	—	6,377
Equity in income (loss) of affiliates and other items	611	64	17	477	—	1,169
Tax on net operating income	(3,413)	(240)	30	143	—	(3,480)

Adjusted net operating income	2,933	756	39	338	—	4,066
Net cost of net debt						(145)
Minority interests						(87)

Ajusted net income						3,834

1st half 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,914	1,320	294	41		6,569
Total divestments	234	62	14	1,020		1,330
Cash flow from operating activities	4,521	1,620	458	(666)		5,933

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(19,154)	(3,498)	(198)	5,306	(21,179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(382)	(191)	(7)	—	(1,636)

Operating income	2,843	931	147	(162)	—	3,759
Equity in income (loss) of affiliates and other items	329	85	(117)	144	—	441
Tax on net operating income	(1,739)	(278)	18	81	—	(1,918)

Net operating income	1,433	738	48	63	—	2,282
Net cost of net debt						(59)
Minority interests						(54)

Net income						2,169

2nd quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	852	130	—		982
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	790	87	—		877
Equity in income (loss) of affiliates and other items (c)	(18)	48	(119)	(91)		(180)
Tax on net operating income	—	(256)	9	—		(247)

Net operating income (b)	(18)	582	(23)	(91)		450
Net cost of net debt						—
Minority interests						(2)

Net income						448
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	933	132	—
On net operating income	—	699	91	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(119)

2nd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(20,006)	(3,628)	(198)	5,306	(22,161)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(320)	(148)	(7)	—	(1,531)

Adjusted operating income	2,843	141	60	(162)	—	2,882
Equity in income (loss) of affiliates and other items	347	37	2	235	—	621
Tax on net operating income	(1,739)	(22)	9	81	—	(1,671)

Adjusted net operating income	1,451	156	71	154	—	1,832
Net cost of net debt						(59)
Minority interests						(52)

Ajusted net income						1,721

2nd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,664	825	115	30		3,634
Total divestments	105	26	8	719		858
Cash flow from operating activities	1,943	(28)	280	(256)		1,939

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,099)	(3,137)	(155)	4,044	(20,079)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Operating income	2,892	1,036	61	(120)	—	3,869
Equity in income (loss) of affiliates and other items	243	42	(4)	192	—	473
Tax on net operating income	(1,674)	(303)	(17)	62	—	(1,932)

Net operating income	1,461	775	40	134	—	2,410
Net cost of net debt						(86)
Minority interests						(34)

Net income						2,290

1st quarter 2009 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	245	129	—		374
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	245	129	—		374
Equity in income (loss) of affiliates and other items (c)	(21)	15	(19)	(50)		(75)
Tax on net operating income	—	(85)	(38)	—		(123)

Net operating income (b)	(21)	175	72	(50)		176
Net cost of net debt						—
Minority interests						1

Net income						177
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	345	132	—
On net operating income	—	246	80	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(63)

1st quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,447	22,368	3,218	8	—	30,041
Intersegment sales	3,242	641	124	37	(4,044)	—
Excise taxes	—	(4,573)	—	—	—	(4,573)

Revenues from sales	7,689	18,436	3,342	45	(4,044)	25,468
Operating expenses	(3,732)	(17,344)	(3,266)	(155)	4,044	(20,453)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,065)	(301)	(144)	(10)	—	(1,520)

Adjusted operating income	2,892	791	(68)	(120)	—	3,495
Equity in income (loss) of affiliates and other items	264	27	15	242	—	548
Tax on net operating income	(1,674)	(218)	21	62	—	(1,809)

Adjusted net operating income	1,482	600	(32)	184	—	2,234
Net cost of net debt						(86)
Minority interests						(35)

Ajusted net income						2,113

1st quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,250	495	179	11		2,935
Total divestments	129	36	6	301		472
Cash flow from operating activities	2,578	1,648	178	(410)		3,994

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(59,346)	(10,648)	(356)	17,806	(63,241)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Operating income	13,387	3,072	508	(299)	—	16,668
Equity in income (loss) of affiliates and other items	904	(13)	3	383	—	1,277
Tax on net operating income	(8,331)	(898)	(143)	150	—	(9,222)

Net operating income	5,960	2,161	368	234	—	8,723
Net cost of net debt						(145)
Minority interests						(244)

Net income						8,334

1st half 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,830	232	—		2,062
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income(b)	—	1,830	232	—		2,062
Equity in income (loss) of affiliates and other items (c)	130	15	(22)	(152)		(29)
Tax on net operating income	—	(582)	(70)	—		(652)

Net operating income (b)	130	1,263	140	(152)		1,381
Net cost of net debt						—
Minority interests						(24)

Net income						1,357
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,830	232	—
On net operating income	—	1,298	154	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(149)

1st half 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(61,176)	(10,880)	(356)	17,806	(65,303)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Adjusted operating income	13,387	1,242	276	(299)	—	14,606
Equity in income (loss) of affiliates and other items	774	(28)	25	535	—	1,306
Tax on net operating income	(8,331)	(316)	(73)	150	—	(8,570)

Adjusted net operating income	5,830	898	228	386	—	7,342
Net cost of net debt						(145)
Minority interests						(220)

Ajusted net income						6,977

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,254	808	385	64		5,511
Total divestments	672	152	19	81		924
Cash flow from operating activities	7,894	(223)	(33)	(400)		7,238

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(31,095)	(5,491)	(180)	9,845	(32,600)
Depreciation, depletion and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Operating income	6,964	2,201	308	(157)	—	9,316
Equity in income (loss) of affiliates and other items	439	20	(11)	133	—	581
Tax on net operating income	(4,304)	(651)	(88)	78	—	(4,965)

Net operating income	3,099	1,570	209	54	—	4,932
Net cost of net debt						(57)
Minority interests						(143)

Net income						4,732

2nd quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,457	230	—		1,687
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income(b)	—	1,457	230	—		1,687
Equity in income (loss) of affiliates and other items (c)	—	(10)	(22)	(96)		(128)
Tax on net operating income	—	(464)	(69)	—		(533)

Net operating income(b)	—	983	139	(96)		1,026
Net cost of net debt						—
Minority interests						(17)

Net income						1,009
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,457	230	—
On net operating income	—	1,018	153	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)

2nd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(32,552)	(5,721)	(180)	9,845	(34,287)
Depreciation, depletion and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Adjusted operating income	6,964	744	78	(157)	—	7,629
Equity in income (loss) of affiliates and other items	439	30	11	229	—	709
Tax on net operating income	(4,304)	(187)	(19)	78	—	(4,432)

Adjusted net operating income	3,099	587	70	150	—	3,906
Net cost of net debt						(57)
Minority interests						(126)

Ajusted net income						3,723

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,076	514	221	57		2,868
Total divestments	565	128	12	21		726
Cash flow from operating activities	3,643	(1,391)	169	(499)		1,922

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

2nd quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	31,430	—	31,430
Excise taxes	(4,856)	—	(4,856)
Revenues from sales	26,574	—	26,574

Purchases net of inventory variation	(17,365)	1,065	(16,300)
Other operating expenses	(4,641)	(83)	(4,724)
Exploration costs	(155)	—	(155)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	(105)	(1,636)
Other income	78	28	106
Other expense	(56)	(160)	(216)

Financial interest on debt	(140)	—	(140)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(100)	—	(100)

Other financial income	240	—	240
Other financial expense	(82)	—	(82)

Equity in income (loss) of affiliates	441	(48)	393

Income taxes	(1,630)	(247)	(1,877)

Consolidated net income	1,773	450	2,223
Group share	1,721	448	2,169
Minority interests	52	2	54

2nd quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	48,200	—	48,200
Excise taxes	(4,900)	—	(4,900)
Revenues from sales	43,300	—	43,300

Purchases net of inventory variation	(29,645)	1,687	(27,958)
Other operating expenses	(4,439)	—	(4,439)
Exploration costs	(203)	—	(203)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,384)	—	(1,384)
Other income	13	2	15
Other expense	(26)	(95)	(121)

Financial interest on debt	(204)	—	(204)
Financial income from marketable securities & cash equivalents	113	—	113
Cost of net debt	(91)	—	(91)

Other financial income	229	—	229
Other financial expense	(80)	—	(80)

Equity in income (loss) of affiliates	573	(35)	538

Income taxes	(4,398)	(533)	(4,931)

Consolidated net income	3,849	1,026	4,875
Group share	3,723	1,009	4,732
Minority interests	126	17	143

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

1st half 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	61,471	—	61,471
Excise taxes	(9,429)	—	(9,429)
Revenues from sales	52,042	—	52,042

Purchases net of inventory variation	(33,070)	1,542	(31,528)
Other operating expenses	(9,213)	(186)	(9,399)
Exploration costs	(331)	—	(331)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,051)	(105)	(3,156)
Other income	80	41	121
Other expense	(113)	(190)	(303)

Financial interest on debt	(311)	—	(311)
Financial income from marketable securities & cash equivalents	95	—	95
Cost of net debt	(216)	—	(216)

Other financial income	399	—	399
Other financial expense	(163)	—	(163)

Equity in income (loss) of affiliates	966	(106)	860

Income taxes	(3,409)	(370)	(3,779)

Consolidated net income	3,921	626	4,547
Group share	3,834	625	4,459
Minority interests	87	1	88

1st half 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	92,413	—	92,413
Excise taxes	(9,826)	—	(9,826)
Revenues from sales	82,587	—	82,587

Purchases net of inventory variation	(55,639)	2,062	(53,577)
Other operating expenses	(9,271)	—	(9,271)
Exploration costs	(393)	—	(393)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,678)	—	(2,678)
Other income	21	147	168
Other expense	(74)	(95)	(169)

Financial interest on debt	(461)	—	(461)
Financial income from marketable securities & cash equivalents	242	—	242
Cost of net debt	(219)	—	(219)

Other financial income	345	—	345
Other financial expense	(151)	—	(151)

Equity in income (loss) of affiliates	1,165	(81)	1,084

Income taxes	(8,496)	(652)	(9,148)

Consolidated net income	7,197	1,381	8,578
Group share	6,977	1,357	8,334
Minority interests	220	24	244

TOTAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST SIX MONTHS OF 2009
(unaudited)
1) Accounting policies
The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2009 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of June 30, 2009 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2008 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2009 are described in Note 1W to the consolidated financial statements as of December 31, 2008 and have no material effect on the Group’s consolidated financial statements for the first six months of 2009. Among these new standards or interpretations, it should be noted that the revised version of IAS 1 “Presentation of financial statements”, effective for annual periods beginning on or after January 1, 2009, resulted in the following:
•	presentation of the consolidated statement of comprehensive income;

•	information on other comprehensive income presented in Note 4 to the interim consolidated financial statements.
The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These judgments and estimates are described in the notes to the consolidated financial statements as of December 31, 2008.
Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:
•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;

•	are complete in all material aspects.
Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.
2) Changes in the Group structure, main acquisitions and divestments
During the first six months of 2009, TOTAL progressively sold 1.71% of Sanofi-Aventis’ share capital, thus reducing its interest to 9.67%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements.

3) Adjustment items
Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.
Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Adjustment items include:
(i) Special items
Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.
(ii) Inventory valuation effect
The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and ensure the comparability of the segments’ performance with those of its competitors, mainly North American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.
(iii) TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis
The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and excluding TOTAL’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis.
The detail of the adjustment items is presented in the table below.

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

2nd quarter 2009	Inventory valuation effect	—	933	132	—	1,065
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(43)	—	(105)
	Other items	—	(81)	(2)	—	(83)

Total		—	790	87	—	877

2nd quarter 2008	Inventory valuation effect	—	1,457	230	—	1,687
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	1,457	230	—	1,687

1st half 2009	Inventory valuation effect	—	1,278	264	—	1,542
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(43)	—	(105)
	Other items	—	(181)	(5)	—	(186)

Total		—	1,035	216	—	1,251

1st half 2008	Inventory valuation effect	—	1,830	232	—	2,062
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	1,830	232	—	2,062

ADJUSTMENTS TO NET INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total

2nd quarter 2009	Inventory valuation effect	—	697	91	—	788
	TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(119)	(119)
	Restructuring charges	—	(16)	(83)	—	(99)
	Asset impairment charges	—	(41)	(30)	—	(71)
	Gains (losses) on sales of assets	—	—	—	28	28
	Other items	(18)	(60)	(1)	—	(79)

Total		(18)	580	(23)	(91)	448

2nd quarter 2008	Inventory valuation effect	—	1,001	153	—	1,154
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)	(78)
	Restructuring charges	—	(35)	(9)	—	(44)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on sales of assets	—	—	—	2	2
	Other items	—	—	(5)	(20)	(25)

Total		—	966	139	(96)	1,009

1st half 2009	Inventory valuation effect	—	944	171	—	1,115
	TOTAL’s equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(182)	(182)
	Restructuring charges	—	(16)	(89)	—	(105)
	Asset impairment charges	—	(41)	(30)	—	(71)
	Gains (losses) on sales of assets	—	—	—	41	41
	Other items	(39)	(131)	(3)	—	(173)

Total		(39)	756	49	(141)	625

1st half 2008	Inventory valuation effect	—	1,274	154	—	1,428
	TOTAL’s equity share of adjustments related to
	Sanofi-Aventis	—	—	—	(149)	(149)
	Restructuring charges	—	(35)	(9)	—	(44)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on sales of assets	130	—	—	17	147
	Other items	—	—	(5)	(20)	(25)

Total		130	1,239	140	(152)	1,357

4) Shareholders’ equity
Treasury shares (TOTAL shares held by TOTAL S.A.)
As of June 30, 2009, TOTAL S.A. held 42,698,832 of its own shares, representing 1.80% of its share capital, detailed as follows:
•	17,898,832 shares allocated to covering TOTAL share purchase option plans and restricted shares plans for Group employees;

•	24,800,000 shares purchased during the first ten months of 2008 for cancellation, pursuant to the authorizations granted by the shareholders’ meetings held on May 11, 2007 and May 16, 2008.
These 42,698,832 shares are deducted from the consolidated shareholders’ equity.
TOTAL shares held by Group subsidiaries
As of June 30, 2009, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.23% of its share capital, detailed as follows:
•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).
These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend
The shareholders’ meeting of May 15, 2009 approved the payment of a cash dividend of €2.28 per share for the fiscal year 2008. Taking into account an interim dividend of €1.14 per share paid on November 19, 2008, the remaining balance of €1.14 per share was paid on May 22, 2009.
The Board of Directors approved the 2009 interim dividend of €1.14 per share at their July 30, 2009 meeting.
Other Comprehensive Income
Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st half 2009		1st half 2008

Currency translation adjustment		246		(1 927)
- unrealized gain/(loss) of the period	247		(1 927)
- less gain/(loss) included in net income	1

Available for sale financial assets		39		(43)
- unrealized gain/(loss) of the period	39		(43)
- less gain/(loss) included in net income

Cash flow hedge		58		-
- unrealized gain/(loss) of the period	215
- less gain/(loss) included in net income	157

Share of other comprehensive income of equity affiliates, net amount		93		(270)

Other		(11)		(1)
- unrealized gain/(loss) of the period	(11)		15
- less gain/(loss) included in net income
Tax effect		(23)		8

Total other comprehensive income (net amount)		402		(2 233)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2009			1st half 2008

	Pre-tax			Pre-tax
(M€)	amount	Tax effect	Net amount	amount	Tax effect	Net amount

Currency translation adjustment	246		246	(1 927)		(1 927)
Available for sale financial assets	39	(4)	35	(43)	8	(35)
Cash flow hedge	58	(19)	39	—		—
Share of other comprehensive income of associates, net amount	93		93	(270)		(270)
Other	(11)		(11)	(1)		(1)

Total other comprehensive income	425	(23)	402	(2 241)	8	(2 233)

5) Non-current financial debt
The Group issued bonds through its subsidiary Total Capital during the first six months of 2009:
•	Bond 4.875% 2009-2019 (750 million EUR)

•	Bond 2.500% 2009-2013 (350 million CHF)

•	Bond 3.500% 2009-2014 (1,000 million EUR)

•	Bond 3.240% 2009-2014 (396 million HKD)

•	Bond 5.125% 2009-2024 (950 million EUR)

•	Bond 3.500% 2009-2014 (150 million EUR)

•	Bond 2.625% 2009-2014 (200 million CHF)

•	Bond 5.500% 2009-2013 (100 million AUD)

•	Bond 4.000% 2009-2013 (100 million USD)

•	Bond 2.375% 2009-2016 (150 million CHF)

•	Bond 3.625% 2009-2015 (550 million EUR)

•	Bond 5.500% 2009-2013 (100 million AUD)

•	Bond 4.250% 2009-2017 (200 million GBP)

•	Bond 4.180% 2009-2019 (750 million HKD)

•	Bond 4.250% 2009-2017 (100 million GBP)

•	Bond 4.875% 2009-2019 (450 million EUR)
The Group repaid bonds during the first six months of 2009:
•	Bond 4.500% 1999-2009 (1,000 million EUR)

•	Bond 6.200% 1997-2009 (900 million FRF)

•	Bond 3.500% 2003-2009 (500 million USD)

•	Bond 6.250% 2003-2009 (100 million AUD)

•	Bond 3.500% 2004-2009 (50 million USD)

•	Bond 3.500% 2005-2009 (50 million USD)
In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.
6) Related parties
The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first six months of 2009.
7) Other risks and contingent liabilities
TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.
Antitrust investigations
1.	Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group are involved in civil liability lawsuits in the United States and Canada for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema 13.5 M€ and jointly fined Arkema and Elf Aquitaine 45 M€. Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema 78.7 M€ and 219.1 M€, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, 65.1 M€ and 181.35 M€ of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for 42 M€ and 140.4 M€. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of 22.7 M€ and individually in

(1):	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. became an independent company after being spun-off from Total S.A. in May 2006.

an amount of 20.43 M€ for Arkema and 15.89 M€ for Elf Aquitaine. The companies concerned appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. As of today, the Commission has not rendered a decision.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a 176.5 M€ threshold. If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to 85 M€ in its consolidated financial statements as of June 30, 2009 to cover the risks mentioned above.

4.	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined 20.25 M€ and in TOTAL S.A. as its parent company being held jointly responsible for 13.5 M€ of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined 128.2 M€ and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5.	Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial condition or results.
Buncefield
On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which have not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The hearing of the appeal is expected to take place at the end of 2009 or during the first half 2010.
The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties, and believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.
On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. Court hearings took place in the second quarter 2009. The criminal trial is scheduled to start in the second quarter 2010.
Erika
Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of 192 M€, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.
TOTAL believes that the finding of negligence and the related conviction for marine pollution are without substance as a matter of fact and as a matter of law. TOTAL also considers that this verdict is contrary to the intended aim of enhancing maritime transport safety.
TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so request definitive compensation as determined by the court. As of today, thirty-six third parties have received compensation payments, representing an aggregate amount of 170.1 M€.
The hearing of the appeal before the Court of Appeals of Paris is expected to begin in October 2009.
At the current stage of the proceedings, TOTAL S.A. believes that, based on a reasonable estimate of its liability, the case will not have a material impact on the Group’s financial situation or consolidated results.
Vlissingen refinery
Total, the majority shareholder (55%) of the Vlissingen refinery, exercised its pre-emptive rights over the shares (45%) of this asset that were offered for sale by Dow Chemical. Concurrently, Lukoil submitted to TOTAL a binding purchase offer for these shares (45%).
This operation is subject to the approval by the competent authorities.

8) Information by business segment

1st half 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(36,253)	(6,635)	(353)	9,350	(41,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(683)	(335)	(17)	—	(3,156)

Operating income	5,735	1,967	208	(282)	—	7,628
Equity in income (loss) of affiliates and other items	572	127	(121)	336	—	914
Tax on net operating income	(3,413)	(581)	1	143	—	(3,850)

Net operating income	2,894	1,513	88	197	—	4,692
Net cost of net debt						(145)
Minority interests						(88)

Net income						4,459

1st half 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,097	259	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	1,035	216	—		1,251
Equity in income (loss) of affiliates and other items (c)	(39)	63	(138)	(141)		(255)
Tax on net operating income	—	(341)	(29)	—		(370)

Net operating income (b)	(39)	757	49	(141)		626
Net cost of net debt						—
Minority interests						(1)

Net income						625
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,278	264	—
On net operating income	—	945	171	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(182)

1st half 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(37,350)	(6,894)	(353)	9,350	(42,614)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(621)	(292)	(17)	—	(3,051)

Adjusted operating income	5,735	932	(8)	(282)	—	6,377
Equity in income (loss) of affiliates and other items	611	64	17	477	—	1,169
Tax on net operating income	(3,413)	(240)	30	143	—	(3,480)

Adjusted net operating income	2,933	756	39	338	—	4,066
Net cost of net debt						(145)
Minority interests						(87)

Ajusted net income						3,834

1st half 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,914	1,320	294	41		6,569
Total divestments	234	62	14	1,020		1,330
Cash flow from operating activities	4,521	1,620	458	(666)		5,933

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(59,346)	(10,648)	(356)	17,806	(63,241)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Operating income	13,387	3,072	508	(299)	—	16,668
Equity in income (loss) of affiliates and other items	904	(13)	3	383	—	1,277
Tax on net operating income	(8,331)	(898)	(143)	150	—	(9,222)

Net operating income	5,960	2,161	368	234	—	8,723
Net cost of net debt						(145)
Minority interests						(244)

Net income						8,334

1st half 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,830	232	—		2,062
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	1,830	232	—		2,062
Equity in income (loss) of affiliates and other items (c)	130	15	(22)	(152)		(29)
Tax on net operating income	—	(582)	(70)	—		(652)

Net operating income (b)	130	1,263	140	(152)		1,381
Net cost of net debt						—
Minority interests						(24)

Net income						1,357
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,830	232	—
On net operating income	—	1,298	154	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(149)

1st half 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	11,935	69,770	10,707	1	—	92,413
Intersegment sales	13,980	3,050	706	70	(17,806)	—
Excise taxes	—	(9,826)	—	—	—	(9,826)

Revenues from sales	25,915	62,994	11,413	71	(17,806)	82,587
Operating expenses	(10,697)	(61,176)	(10,880)	(356)	17,806	(65,303)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,831)	(576)	(257)	(14)	—	(2,678)

Adjusted operating income	13,387	1,242	276	(299)	—	14,606
Equity in income (loss) of affiliates and other items	774	(28)	25	535	—	1,306
Tax on net operating income	(8,331)	(316)	(73)	150	—	(8,570)

Adjusted net operating income	5,830	898	228	386	—	7,342
Net cost of net debt						(145)
Minority interests						(220)

Ajusted net income						6,977

1st half 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	4,254	808	385	64		5,511
Total divestments	672	152	19	81		924
Cash flow from operating activities	7,894	(223)	(33)	(400)		7,238

2nd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(19,154)	(3,498)	(198)	5,306	(21,179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(382)	(191)	(7)	—	(1,636)

Operating income	2,843	931	147	(162)	—	3,759
Equity in income (loss) of affiliates and other items	329	85	(117)	144	—	441
Tax on net operating income	(1,739)	(278)	18	81	—	(1,918)

Net operating income	1,433	738	48	63	—	2,282
Net cost of net debt						(59)
Minority interests						(54)

Net income						2,169

2nd quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	852	130	—		982
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	790	87	—		877
Equity in income (loss) of affiliates and other items (c)	(18)	48	(119)	(91)		(180)
Tax on net operating income	—	(256)	9	—		(247)

Net operating income (b)	(18)	582	(23)	(91)		450
Net cost of net debt						—
Minority interests						(2)

Net income						448
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	933	132	—
On net operating income	—	699	91	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(119)

2nd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(20,006)	(3,628)	(198)	5,306	(22,161)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(320)	(148)	(7)	—	(1,531)

Adjusted operating income	2,843	141	60	(162)	—	2,882
Equity in income (loss) of affiliates and other items	347	37	2	235	—	621
Tax on net operating income	(1,739)	(22)	9	81	—	(1,671)

Adjusted net operating income	1,451	156	71	154	—	1,832
Net cost of net debt						(59)
Minority interests						(52)

Ajusted net income						1,721

2nd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,664	825	115	30		3,634
Total divestments	105	26	8	719		858
Cash flow from operating activities	1,943	(28)	280	(256)		1,939

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(31,095)	(5,491)	(180)	9,845	(32,600)
Depreciation, depletion and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Operating income	6,964	2,201	308	(157)	—	9,316
Equity in income (loss) of affiliates and other items	439	20	(11)	133	—	581
Tax on net operating income	(4,304)	(651)	(88)	78	—	(4,965)

Net operating income	3,099	1,570	209	54	—	4,932
Net cost of net debt						(57)
Minority interests						(143)

Net income						4,732

2nd quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	1,457	230	—		1,687
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—

Operating income (b)	—	1,457	230	—		1,687
Equity in income (loss) of affiliates and other items (c)	—	(10)	(22)	(96)		(128)
Tax on net operating income	—	(464)	(69)	—		(533)

Net operating income (b)	—	983	139	(96)		1,026
Net cost of net debt						—
Minority interests						(17)

Net income						1,009
(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis
(b) Of which inventory valuation effect
On operating income	—	1,457	230	—
On net operating income	—	1,018	153	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(78)

2nd quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,739	36,990	5,478	(7)	—	48,200
Intersegment sales	7,862	1,497	449	37	(9,845)	—
Excise taxes	—	(4,900)	—	—	—	(4,900)

Revenues from sales	13,601	33,587	5,927	30	(9,845)	43,300
Operating expenses	(5,679)	(32,552)	(5,721)	(180)	9,845	(34,287)
Depreciation, depletion and amortization of tangible assets and mineral interests	(958)	(291)	(128)	(7)	—	(1,384)

Adjusted operating income	6,964	744	78	(157)	—	7,629
Equity in income (loss) of affiliates and other items	439	30	11	229	—	709
Tax on net operating income	(4,304)	(187)	(19)	78	—	(4,432)

Adjusted net operating income	3,099	587	70	150	—	3,906
Net cost of net debt						(57)
Minority interests						(126)

Ajusted net income						3,723

2nd quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,076	514	221	57		2,868
Total divestments	565	128	12	21		726
Cash flow from operating activities	3,643	(1,391)	169	(499)		1,922

9) Reconciliation between information by business segment and the consolidated statement of income

1st half 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	61,471	—	61,471
Excise taxes	(9,429)	—	(9,429)
Revenues from sales	52,042	—	52,042

Purchases net of inventory variation	(33,070)	1,542	(31,528)
Other operating expenses	(9,213)	(186)	(9,399)
Exploration costs	(331)	—	(331)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,051)	(105)	(3,156)
Other income	80	41	121
Other expense	(113)	(190)	(303)

Financial interest on debt	(311)	—	(311)
Financial income from marketable securities & cash equivalents	95	—	95
Cost of net debt	(216)	—	(216)

Other financial income	399	—	399
Other financial expense	(163)	—	(163)

Equity in income (loss) of affiliates	966	(106)	860

Income taxes	(3,409)	(370)	(3,779)

Consolidated net income	3,921	626	4,547
Group share	3,834	625	4,459
Minority interests	87	1	88

1st half 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	92,413	—	92,413
Excise taxes	(9,826)	—	(9,826)
Revenues from sales	82,587	—	82,587

Purchases net of inventory variation	(55,639)	2,062	(53,577)
Other operating expenses	(9,271)	—	(9,271)
Exploration costs	(393)	—	(393)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,678)	—	(2,678)
Other income	21	147	168
Other expense	(74)	(95)	(169)

Financial interest on debt	(461)	—	(461)
Financial income from marketable securities & cash equivalents	242	—	242
Cost of net debt	(219)	—	(219)

Other financial income	345	—	345
Other financial expense	(151)	—	(151)

Equity in income (loss) of affiliates	1,165	(81)	1,084

Income taxes	(8,496)	(652)	(9,148)

Consolidated net income	7,197	1,381	8,578
Group share	6,977	1,357	8,334
Minority interests	220	24	244

2nd quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	31,430	—	31,430
Excise taxes	(4,856)	—	(4,856)
Revenues from sales	26,574	—	26,574

Purchases net of inventory variation	(17,365)	1,065	(16,300)
Other operating expenses	(4,641)	(83)	(4,724)
Exploration costs	(155)	—	(155)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	(105)	(1,636)
Other income	78	28	106
Other expense	(56)	(160)	(216)

Financial interest on debt	(140)	—	(140)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(100)	—	(100)

Other financial income	240	—	240
Other financial expense	(82)	—	(82)

Equity in income (loss) of affiliates	441	(48)	393

Income taxes	(1,630)	(247)	(1,877)

Consolidated net income	1,773	450	2,223
Group share	1,721	448	2,169
Minority interests	52	2	54

2nd quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	48,200	—	48,200
Excise taxes	(4,900)	—	(4,900)
Revenues from sales	43,300	—	43,300

Purchases net of inventory variation	(29,645)	1,687	(27,958)
Other operating expenses	(4,439)	—	(4,439)
Exploration costs	(203)	—	(203)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,384)	—	(1,384)
Other income	13	2	15
Other expense	(26)	(95)	(121)

Financial interest on debt	(204)	—	(204)
Financial income from marketable securities & cash equivalents	113	—	113
Cost of net debt	(91)	—	(91)

Other financial income	229	—	229
Other financial expense	(80)	—	(80)

Equity in income (loss) of affiliates	573	(35)	538

Income taxes	(4,398)	(533)	(4,931)

Consolidated net income	3,849	1,026	4,875
Group share	3,723	1,009	4,732
Minority interests	126	17	143